Mail Stop 4561

April 21, 2010

Mr. Thomas E. O'Hern
Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

> **Re:** **The Macerich Company**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 001-12504**

Dear Mr. O'Hern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2009

Financial Statements

Consolidated Statements of Cash Flows, page 72

1. We note that you classify deferred leasing costs as investments activities within your statement of cash flows. In future filings, please disclose your

classification policy and the basis for that policy. Additionally, please apply this comment to the financial statements of Pacific Premier Retail Trust.

Earnings per Share ("EPS"), page 82

2. We note that you reported within your 2008 Form 10-K that net income available to common stockholders was $183 million and $74 million for the years ended December 31, 2008 and 2007. We also note that you have reported within your 2009 Form 10-K that net income available to common stockholders was $161 million and $63 million for the years ended December 31, 2008 and 2007. Please clarify for us why these prior year amounts appear to be restated.

Co-Venture Arrangement, page 100

3. We note your disclosure related to the Co-Venture arrangement. Please describe the general terms related to your rights to repurchase the assets under the arrangement and tell us how you were able to reach the conclusion that a profit- sharing arrangement was the most suitable method to account for your transaction with your co-venture partner. In your response, please indicate how likely it is that you will exercise your repurchase rights.

Commitments and Contingencies, page 108

4. Please tell us what considerations you have made toward providing disclosure within your financial statements of some of the environmental matters which you have discussed on page 13 of your filing. Within your response, please address whether or not you have accrued liabilities for these matters and discuss your basis in GAAP which supports your conclusions.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief